February 11, 2005

VIA EDGAR

Pamela A. Long

Assistant Director

Securities & Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Global ePoint, Inc.
Registration Statement on Form S-3
File No. 333-122125

Dear Ms. Long:

On behalf of our client, Global ePoint, Inc. (the “Company”), please be advised that a Pre-Effective Amendment No. 2 has been filed concurrently herewith via EDGAR in response to the oral comments provided this morning to the undersigned by Matt Franker of the Commission staff. The Amendment No. 2 has been marked to show changes made from the Pre-Effective Amendment No. 1. The only substantive changes appear on pages 10 and 12 for purposes of clarifying that the common shares, warrants and additional investment rights sold to the selling stockholders were sold as part of the same offering as units of securities.

We acknowledge the staff’s supplemental instructions and advisements provided in its initial comment letter. If you have any further questions concerning the this filing or require additional information, please contact the undersigned at (949) 623-3518.

Very truly yours,

/s/    DANIEL K. DONAHUE

Daniel K. Donahue

cc: Global ePoint, Inc.